UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35411 / December 10, 2024

In the Matter of	:
	:
Precidian ETF Trust II	:
Precidian Funds LLC	:
	:
301 S State Street, Suite N002	:
Newtown, PA 18940	:
	:
Foreside Fund Services, LLC	:
	:
Three Canal Plaza, Suite 100	:
Portland, ME 04101	:
	:
(812-15179-01)	:
	:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Precidian ETFs Trust, Precidian ETF Trust II, Precidian Funds LLC, and Foreside Fund Services, LLC filed an application on November 24, 2020, and amendments to the application on January 14, 2022, March 28, 2022, September 2, 2022, December 13, 2023, and April 15, 2024, and Precidian ETF Trust II, Precidian Funds LLC, and Foreside Fund Services, LLC filed an additional amendment to the application on November 8, 2024,[1] requesting an order to amend a prior order[2] under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 thereunder; under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act; and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act[3] ("Prior Order"). The Prior Order permitted registered open-end investment companies that

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[1] Precidian ETFs Trust agreed to be removed as an applicant in the amendment to the application filed on November 8, 2024.

[2] *See* Precidian ETFs Trust, *et al.*, Investment Company Act Release No. 33440 (Apr. 8, 2019) (Notice) and Investment Company Act Release No. 33477 (May 20, 2019) (Order).

[3] The relief granted in the Prior Order under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, expired on January 19, 2022. See Fund of Funds Arrangements, Investment Company Act Rel. No. 10871 (Oct. 7, 2020), at III.

are actively managed exchange-traded funds (each an "ETF") to operate without being subject to a daily portfolio transparency condition.

Under the Prior Order, the names and quantities of the instruments that constitute an ETF's Creation Basket (as defined in the Notice (as defined below)) must be a pro rata slice of the ETF's actual portfolio except for certain cash substitutions ("Pro Rata Basket"). The amended order permits an ETF to use Creation Baskets that include instruments that are not included, or are included but in different weightings, in the ETF's Pro Rata Basket.

On November 14, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35386) (the "Notice"). The Notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested order is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Precidian ETF Trust II, *et al.*, (File No. 812-15179-01),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.